Series Portfolios Trust
c/o U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202

November 12, 2025

VIA EDGAR TRANSMISSION

Ms. Shandy Pumphrey
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	SERIES PORTFOLIOS TRUST (the “Trust”)
Securities Act Registration No.: 333-206240
Investment Company Act Registration No.: 811-23084

Dear Ms. Pumphrey:

This correspondence is in response to the comments the Trust received from you with respect to the financial statements filed on Form N-CSR for the funds listed in Appendix A (each a “Fund,” and collectively, the “Funds”) for the fiscal years ended August 31, 2024 and November 30, 2024. For your convenience, your comments have been reproduced with the Trust’s response following each comment.

The Trust’s responses to your comments are as follows:

Infrastructure Capital Equity Income ETF and Infrastructure Capital Small Cap Income ETF

1.Staff Comment: Note 6 to the Notes to Financial Statements indicates that the standard fixed transaction fee for each of the Funds is $500. Please reconcile this statement with the Fund’s prospectus, which indicates that the standard fixed redemption transaction fee is $500 for the Infrastructure Capital Equity Income ETF and $300 for the Infrastructure Capital Small Cap Income ETF.

Response: The Trust responds by supplementally confirming that in future filings, it will reconcile the fixed transactions fees presented in the Funds’ Notes to Financial Statements and the Prospectus.

All Applicable Series

2.Staff Comment: With respect to each Fund’s tailored shareholder report (“TSR”), the Staff notes that Instruction 3 of Item 27A to form N-1A states that a fund should not include in an annual shareholder report information other than what is permitted or required. Please explain why a link to performance is included twice in TSR for each Fund.

Response: The Trust responds by supplementally confirming that in future TSRs a link to performance will only be included once, in accordance with Instruction 3 to Item 27A of Form N-1A.

3.Staff Comment: With TSRs now requiring iXBRL tagging, please use appropriate taxonomy for iXBRL tagging. The Staff noted that where a Fund included more than one benchmark, both are tagged as “additional index”. Going forward, please ensure that at least one benchmark is tagged as the broad-based benchmark.

Response: The Trust confirms that it will ensure that future filings on Form N-CSR will use appropriate taxonomy for iXBRL tagging, including with respect to benchmark indexes.

4.Staff Comment: In future filings, please include responses to Items 8-11 in those areas. If a response refers to information included in Item 7, the disclosure should be presented in a format to communicate the information effectively, be clearly distinguished from other materials, and be easily accessible (for example, by providing a table of contents with a hyperlink or page number that points the investor to the information).

Response: The Trust responds by supplementally noting that it believes the responses presented in Items 8-11, as applicable, comply with the requirements of Form N-CSR by providing references to specific sections of Item 7 (for example, “See Statement of Operations under Item 7(a) of this Form.”). The Trust further responds supplementally by confirming that it will continue to comply with this requirement in future filings and will consider adding page numbers and hyperlinks where responses to Items 8-11 refer to information included in Item 7.

5.Staff Comment: The TSR adopting release states that funds should post the information contained in Items 7-11 on their websites. The Staff notes that Item 7 was included on the Funds’ websites, but Items 8-11 were not included. Please include on the Funds’ websites going forward the section of the Form N-CSR that contains the listing of Items 8-11 (even if those point to Item 7).

Response: The Trust responds by stating that Items 8-11 of Form N-CSR are included following Item 7 in the additional information section of the semi-annual and annual financial statements and additional information documents posted on the Funds’ websites. The Trust believes that by including these items in the additional information section of the semi-annual and annual financial statements and additional information documents, a Fund would not need to post Items 8-11 of Form N-CSR separately to its website.

* * * * * * *

If you have any questions regarding the foregoing, please contact the undersigned at (414) 516-1652.

Sincerely,

/s/ Adam W. Smith

Adam W. Smith
Secretary of Series Portfolios Trust

Appendix A

Fund	Fiscal Year End
Infrastructure Capital Equity Income ETF	11/30/2024
Infrastructure Capital Small Cap Income ETF	11/30/2024
Geneva SMID Cap Growth Fund	8/31/2024
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